July 26, 2024

Sze Ting Cho
Chief Executive Officer
Cre8 Enterprise Limited
1/F, China Building
29 Queen   s Road Central, Hong Kong

       Re: Cre8 Enterprise Limited
           Amendment No. 4 to
           Draft Registration Statement on Form F-1
           Submitted July 23, 2024
           CIK No. 0002003977
Dear Sze Ting Cho:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 12, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted July 23, 2024
Capitalization, page 62

1. Please revise to correctly indicate that the amounts presented in the table are in US$, and not thousands of US$ as currently disclosed. We note from pages F-3 and F-9 that the amounts translated for the convenience of the reader are presented in actual United States dollars.
 July 26, 2024
Page 2

       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Mengyi    Jason    Ye